Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges/Deficiency

In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year ended
	December 31,
	2006	2005	2004	2003	2002
(in thousands)	(unaudited)
Earnings before fixed charges:

Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$(60,856)	$(63,071)	$(58,450)	$(81,032)	$(75,121)
Portion of rents representative of interest factor	2,366	2,348	3,021	2,420	2,334
Interest on indebtedness	82,137	88,060	92,225	77,162	68,479
Earnings (loss) before fixed charges	$23,647	$27,337	$36,796	$(1,450)	$(4,308)

Fixed charges:

Portion of rents representative of interest factor	$2,366	$2,348	$3,021	$2,420	$2,334
Interest on indebtedness	82,137	88,060	92,225	77,162	68,479
Total fixed charges	$84,503	$90,408	$95,246	$79,582	$70,813

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(60,856)	$(63,071)	$(58,450)	$(81,032)	$(75,121)